                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of [July] 2003


                                MIRAE CORPORATION
                 (Translation of registrant's name into English)


             #9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200
                                REPUBLIC OF KOREA
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F ( X )            No     Form 40-F (   )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes (   )                  No ( X )

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

           The registrant files with the Korea Securities Exchange the notice dated July 29, 2003. Attached is English language version of the notice.

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The following table sets forth the supply contract with Hynix Semiconductor Inc.

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1. The Subject Company                                          Hynix Semiconductor Inc.

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2. Product Name                                                      Memory Test Handler

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3. Total amount of contract                                            9,405,000,000 won

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   -   The total revenues in FY 2002                                  43,577,981,683 won

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   -   Ratio to the revenues in FY 2002                                           21.6 %

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4. Total amount of supply                                                              -

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5. The delivery date                                   Begin               July 28, 2003

                                        ---------------------------------------------------
                                                         End          September 30, 2003

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6. The contract date                                                       July 28, 2003

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7. Total Assets in FY 2002                                           210,725,404,921 won

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8. Others                                  The total amount of contract is included tax.

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

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                                   SIGNATURES

                 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: July 29, 2003


By /s/ MiRi Chung
   -------------------------
Mi-Ri Chung
Mirae Corporation
Public Disclosure Representative
Of Investor Relations Team